

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2021

Jonathan Maxwell
Co-Chief Executive Officer
SDCL EDGE Acquisition Corp
1120 Avenue of the Americas, 4th Floor
New York, New York 10036

> **Re: SDCL EDGE Acquisition Corp**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 8, 2021**
> **File No. 333-25438**

Dear Mr. Maxwell:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment No. 4 to Form S-1 filed on October 8, 2021

Cover Page

1.   In the fifth paragraph, where you first disclose the expression of interest by the anchor investors, please begin the paragraph by disclosing that the anchor investors have expressed an interest in purchasing an aggregate of 15,864,997 units at the offering price of $10.00 per unit and that you have agreed to direct the underwriters to sell to the anchor investors such number of units.

You may contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services